SEC Mail Processing Section
MAR 02 2009
Washington, DC
105

UNITE
SECURITIES AND EX
Washingt

09059063

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 3337 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Albert Fried & Company, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, 39th Floor
(No. and Street)

| New York | New York | 10004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Alburtus 212-422-7299
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road, Roseland, NJ 07068
(Address) (City) (State) (Zip Code)

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AB* 3/10

3/25

# OATH OR AFFIRMATION

I, Thomas Alburtus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Albert Fried & Company, LLC, as of December 31 st ,20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MERIKE GRUNBAUM
ATTORNEY-AT-LAW
Notary Public, State of New York
No. 02GR6053113
Qualified in New York County
Commission Expires 1/2/11

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ALBERT FRIED & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

# ALBERT FRIED & COMPANY, LLC

## CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To the Members of
Albert Fried & Company, LLC

We have audited the accompanying statement of financial condition of Albert Fried & Company, LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Albert Fried & Company, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 26, 2009

# ALBERT FRIED & COMPANY, LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2008**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash** | $ | 52,093 |
| **Cash segregated in compliance with federal regulations** | | 10,120,214 |
| **Deposits with clearing organizations** | | 5,496,328 |
| **Receivable from brokers-securities borrowed** | | 2,255,000 |
| **Receivable from brokers-fail to deliver** | | 306,900 |
| **Receivable from brokers** | | 6,453,792 |
| **Securities owned,** at fair value | | 77,606,644 |
| **Derivative contracts,** at fair value | | 2,284,650 |
| **Receivable from customers** | | 2,227,038 |
| **Interest receivable** | | 555,163 |
| **Other assets** | | 219,992 |
| Total Assets | $ | 107,577,814 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **Liabilities** | | |
| Draft payable | $ | 63,623 |
| Accounts payable and accrued expenses | | 1,662,293 |
| Payable to brokers | | 2,225,475 |
| Payable to brokers-fail to receive | | 1,639,789 |
| Payable to customers | | 8,227,706 |
| Payable to noncustomers | | 38,429,367 |
| Securities loaned | | 362,000 |
| Securities sold not yet purchased | | 689,623 |
| Total Liabilities | | 53,299,876 |
| **Members' drawing accounts** | | 3,277,938 |
| **Members' equity** | | 51,000,000 |
| | $ | 107,577,814 |

*See accompanying notes to financial statements.*

## 1. Nature of business and summary of significant accounting policies

*Organization*

Albert Fried & Company, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of New York. The Company provides clearing and execution of security and option transactions for customers, makes inter-dealer markets in certain corporate securities over the counter and conducts correspondent clearing for other registered security brokers and dealers. In addition, the Company is engaged in the proprietary trading of securities for its own account.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD"), the member regulation, enforcement and arbitration functions of the New York Stock Exchange. Additionally, the Company is a member of the American Stock Exchange, LLC (the "ASE"), the Options Clearing Corporation ("OCC") and the International Securities Exchange ("ISE").

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

*Depreciation*

Depreciation of property and equipment is provided for based upon the provisions of the Internal Revenue Code (the "Code"). Such depreciation does not differ materially from that which would be recorded under generally accepted accounting principles. The estimated useful lives of the assets range from 5 to 15 years. Leasehold improvements are depreciated over the remaining life of the lease.

*Revenue and Expense Recognition from Securities Transactions*

Securities transactions and the related commission revenues and expenses are recorded on the trade-date basis. Customer securities transactions are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying consolidated statement of financial condition. Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. At December 31, 2008, the Company has received collateral under securities loaned agreements of $362,000.

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Furthermore, the Company accrues both interest income and expense on these outstanding debit and credit balances, respectively.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management with the resulting unrealized gains and losses reflected in the consolidated statement of operations.

## 1. Nature of business and summary of significant accounting policies (continued)

*Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy*

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

**1. Nature of business and summary of significant accounting policies (continued)**

*Valuation Techniques*

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Investments in money market and mutual funds consist of highly liquid, short term investments. The carrying value approximates fair value and is categorized in Level 1 of the hierarchy.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

U.S. Government Obligations

The fair value of U.S. government obligations is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves. U.S. government obligations are generally categorized in Level 1 of the fair value hierarchy.

Corporate Obligations

The fair value of corporate obligations is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the obligation. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate obligations are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Municipal Obligations

The fair value of municipal obligations is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond- or credit-default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Derivative Contracts

The fair value of derivative contracts are reported at open trade equity. The derivative contracts are generally categorized in Level 2 or 3 of the fair value hierarchy.

## 1. Nature of business and summary of significant accounting policies (continued)

*Commission Expense*

The Company ensures that any soft dollar arrangements with customers falls within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

*Members' drawing accounts*

The Company has segregated member drawing accounts as members' drawing accounts on the statement of financial condition. Contributions from members held within these accounts may be withdrawn within one year of the date of contribution and are therefore not considered allowable for net capital in accordance with SEC's Uniform Net Capital rule 15c3-1.

*Income Taxes*

No provision for federal and state income taxes have been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable to its Members on their individual income tax returns. The Company is subject to New York City unincorporated business tax. Deferred income taxes arise from unrealized gain (losses) on securities owned and securities sold, not yet purchased and net operating loss carryforwards.

At December 31, 2008, the Company has New York City net operating loss carryforwards (NOLs) of approximately $33,007,000, which expire though 2023. The deferred tax asset from the Company's NOLs is approximately $1,306,000. A valuation allowance for the full amount of the deferred tax asset has been established.

The Company has adopted FSP No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2008:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance as of December 31, 2008 |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments in equity securities, at fair value | $ 9,073,198 | $ 32,827 | $ - | $ 9,106,025 |
| Investments in corporate obligations, at fair value | | 15,226,500 | | 15,226,500 |
| Investments in municipal obligations, at fair value | | 23,975,000 | | 23,975,000 |
| Investments in U.S. government obligations, at fair value | 2,719,330 | | | 2,719,330 |
| Investments in money market and mutual funds, at fair value | 25,458,040 | 1,119,449 | | 26,577,489 |
| Investment in options, at fair value | 2,300 | | | 2,300 |
| **Securities owned**, at fair value | 37,252,868 | 40,353,776 | | 77,606,644 |
| **Derivative contracts**, at fair value | | 2,284,650 | | 2,284,650 |
| | $ 37,252,868 | $ 42,638,426 | $ - | $ 79,891,294 |
| **Liabilities** | | | | |
| Investments in securities sold short, at fair value | $ 689,623 | $ - | $ - | $ 689,623 |
| | $ 689,623 | $ - | $ - | $ 689,623 |

### 3. Net capital requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital rules 15c3-1. The Company computed its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $1,500,000 or 2% of the rule 15c3-3 aggregate debit items, as defined.

At December 31, 2008, the Company had net capital of $5,566,565 which exceeded its requirement of $1,500,000 by $4,066,565. As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 2, 2009, to comply with its December 31, 2008 requirements, cash in the amount of $8,832,492 has been segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirements by $1,483,487.

As a clearing broker-dealer, the Company had elected to compute a reserve requirement for Proprietary Accounts of Introducing Brokers/Dealers ("PAIB calculation", as defined.) The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. As of January 2, 2009, to comply with its December 31, 2008 requirement, cash in the amount of $1,287,722 has been segregated in a special reserve account for the exclusive benefit of customers exceeding actual requirements by $75,985 in accordance with its PAIB calculation.

### 4. Receivable from/payable to customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the financial statements.

The Company engages in an automatic money market sweep program where upon some customer free credit balances are swept nightly into the Dreyfus Government Prime Cash Management Fund. Through September 15, 2008 customer free credit balances were swept into the Reserve Primary Fund (the "Fund"). On September 16, 2008 the Fund's net asset value fell below $1.00 per share. The assets were subsequently frozen to redemption and a Plan of Liquidation was adopted by the Fund's Board of Trustees in conjunction with the Securities and Exchange Commission. As of December 31, 2008, approximately 80% of the Fund's assets were returned to investors. Future distributions will follow the Fund's adopted plan of liquidation.

### 5. Receivable from/payable to noncustomers

The receivable/payable to noncustomers represents accounts held with Members.

### 6. Letter of credit

The Company has an available line of credit from a financial institution for $35,000,000. At December 31, 2008, $5,000 was outstanding and is included in accounts payable and accrued expenses. The credit line bears interest at a rate determined by the bank in its sole and absolute discretion and accepted by the Company, not to exceed the maximum rate permitted by law. At December 31, 2008 the interest rate was 1.75%.

## 7. Commitments

The Company is obligated under non-cancelable operating leases for office and other space expiring on various dates through June 30, 2010. The leases contain provisions for escalations based on certain costs incurred by the lessor. Rent expense under these agreements for the year ended December 31, 2008 was approximately $285,000.

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

| Year Ending December 31, | |
|---|---|
| 2009 | $ 244,933 |
| 2010 | 94,029 |
| | $ 338,962 |

## 8. Contingencies

The Company and several other parties have been named as defendants in an action brought by the Chapter 11 Trustee of Geneva Steel Holdings Corporation ("Geneva"). The Company has been a secured creditor of Geneva, and had received a fee in connection with the making of the loan. In addition, an option (the "Option") was granted to purchase certain real property. By reasons of subsequent defaults of Geneva, the Option exercise price was reduced and later the Company exercised the Option and purchased the property.

In the proceeding, the Trustee seeks, among other things, to (i) invalidate or subordinate the Company's bankruptcy claim relating to the loan, (ii) avoid the reductions in the Option price, (iii) avoid the Company's purchase of the property under the Option and (iv) recover the price reductions and the property.

The likely outcome of the action cannot be determined at this time. However, in the opinion of management, the above action will not have a material effect on the financial position of the Company.

## 9. Concentrations of credit risk

In the normal course of business, the Company enters into various debt, option, futures and equity transactions as principal or agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk or concentration of credit risk.

In connection therewith, the Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risks in the event the customer or other broker is unable to fulfill its contracts obligations and the Company has to purchase or sell the financial instrument underlying the contract at loss.

### 9. Concentrations of credit risk (continued)

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral or loans for such securities in support of various financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company clears certain of its proprietary transactions through other broker-dealers. The amounts receivable from brokers include balances relating to the aforementioned proprietary transactions.

Cash segregated for the exclusive benefit of customers of approximately $8,832,000 and proprietary accounts of introducing brokers of approximately $1,287,000 are maintained in one bank. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2009.

### 10. Derivative financial instruments

The Company's trading activities include the purchase and sale of derivative financial instruments such as futures contracts, equity and index options. These derivatives are used for trading purposes and for managing risks associated with the portfolio investments. All positions are reported in the accompanying statement of operations as gain or loss as it occurs. Futures contracts are reported at open-trade equity. These financial instruments involve elements of market risk in excess of the amounts recognized in the statement of financial condition.